Exhibit 18

May 12, 2006


Zynex Medical Holdings, Inc.
Mr. Peter J. Leveton
8100 Southpark Way
Littleton, CO 80120

Dear Mr. Leveton:

As discussed in Note 2 to the financial statements for the three months ended March 31, 2006, the Company changed its method of classification of costs incurred for shipping and handling ("freight out costs") from classifying these costs as a component of "cost of sales and rentals" to classifying these costs as a component of selling, general and administrative expenses. Management considers these costs to be part of its marketing program and therefore considers the classification as selling, general and administrative expenses to be more appropriate. As you have requested, we have discussed with you the circumstances, business judgment, and all other underlying factors that contributed to your decision to make this accounting change.

Based on our review of the attendant circumstances and discussions with management, we concur that the newly adopted accounting principle of classifying freight out costs as a component of selling, general and administrative expenses as described in Note 2 is preferable under the circumstances. Because we have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2005, we do not express an opinion on the financial statements for the three months ended March 31, 2006.

Very truly yours,



/s/ GHP Horwath, P.C.
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GHP Horwath, P.C.
Denver, Colorado